Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Three Months Ended March 31, 2014	Years Ended December 31,
	(Unaudited)	2013	2012	2011	2010	2009
Earnings
Income before income taxes	$649	$1,973	$1,696	$1,404	$769	$552
Interest expense	42	167	181	199	233	241
Portion of rents representative of the interest factor	36	134	139	143	140	132
	$727	$2,274	$2,016	$1,746	$1,142	$925
Fixed Charges
Interest expense	$42	$167	$181	$199	$233	$241
Portion of rents representative of the interest factor	36	134	139	143	140	132
	$78	$301	$320	$342	$373	$373
Ratio of Earnings to Fixed Charges	9.3	7.6	6.3	5.1	3.1	2.5